April 29, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: James E. O’Connor, Esq., Senior Counsel

Re:	Fidus Investment Corporation Registration Statement on Form N-2 (File No. 333-202531)

Dear Mr. O’Connor:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Fidus Investment Corporation hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on May 2, 2016, at 2:00 p.m., or as soon thereafter as practicable.

Fidus Investment Corporation

By:	/s/ Shelby E. Sherard
Shelby E. Sherard
Chief Financial Officer